EXHIBIT 12.2

FANNIE MAE

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Year Ended December 31,

	2003	2002	2001	2000	1999

Income before cumulative effect of change in accounting principle	$7,720	$4,619	$5,726	$4,448	$3,912
Add:
Provision for federal income taxes	2,693	1,429	2,041	1,583	1,514
Interest expense on all indebtedness	37,351	40,287	41,080	37,107	30,601

Earnings, as adjusted	$47,764	$46,335	$48,847	$43,138	$36,027

Fixed charges:
Interest expense on all indebtedness	$37,351	$40,287	$41,080	$37,107	$30,601
Preferred stock dividends and issuance costs on redemptions	150	111	146	121	78
Fixed charges including preferred stock dividends and

issuance costs on redemptions	$37,501	$40,398	$41,226	$37,228	$30,679

Ratio of earnings to combined fixed charges and preferred dividends and issuance costs on redemptions	1.27:1	1.15:1	1.18:1	1.16:1	1.17:1